UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on January 23th, 2017

On January 23th, 2017, at 9 a.m., at Banco Santander (Brasil) S.A. headquarters and by videoconference, the Board of Directors have met, with the attendance of all of its members, to decide on the following Agenda:

(I)  To appoint, as member of the Nominating, Governance and Compliance Committee, as Coordinator, pursuant to art. 14, § 6 of the Bylaws, Mr. Álvaro Antonio Cardoso de Souza, Portuguese citizen, married, economist, bearer of identity card RNE No. W401505-E, enrolled with CPF/MF under No. 249.630.118-91, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia – São Paulo/SP, with term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2017;

(II) To appoint, as a member of the Nominating, Governance and Compliance and Compensation Committees, pursuant to arts. 14, paragraph 6 and 17, XXI of the Bylaws, Mrs. Deborah Patricia Wright, Anglo-Brazilian citizen, married, business administrator, bearer of identity card RG No. 9.252.907-0 - SSP/SP, enrolled with CPF/MF under No. 031.544.298-08, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia – São Paulo/SP, with term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2017;

(III) To confirm the composition of the Nominating, Governance and Compliance Committee  of the Company, with term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2017: Mrs. Álvaro Antonio Cardoso de Souza, above qualified; Celso Clemente Giacometti, Brazilian citizen, married, business administrator, holder of Identity Card RG No. 3.179.758-1 SSP/SP, enrolled with CPF/MF under No. 029.303.408-78; and Mrs. Deborah Patricia Wright, above qualified; all with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia – São Paulo/SP. Mr. Álvaro Antonio Cardoso de Souza will act as Coordinator of this Committee;

(IV) To confirm the composition of the Compensation Committee of the Company, with term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2017: Mr. Álvaro Antonio Cardoso de Souza, above qualified; Mrs. Deborah Patricia Wright, above qualified; and Mr. Luiz Fernando Sanzogo Giorgi, Brazilian citizen, married, business administrator, holder of Identity Card RG No. 7.346.613-X SSP/SP, enrolled with the CPF/MF under No. 064.116.138-77; all with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia – São Paulo/SP. Mr. Álvaro Antonio Cardoso de Souza will act as Coordinator of this Committee;

[Free English Translation]

(V) To appoint, as member of the Risk Committee, under the terms of art. 14, § 6 of the Bylaws, Mr. José de Paiva Ferreira, Portuguese citizen, married, business administrator, holder of RNE Identity Card No. W274948-B, enrolled with CPF/MF under No.007.805.468-06, with a business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia – São Paulo/SP, with term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2017;

(VI) To confirm, the composition of the Company's Risks Committee, with term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2017: Mrs. Álvaro Antonio Cardoso de Souza, above qualified; Conrado Engel, Brazilian citizen, married, engineer, holder of ID No. 12849016-7 SSP/SC and enrolled with CPF/MF under No. 025.984.758-52; José de Paiva Ferreira, above qualified; and Rene Luiz Grande, Brazilian citizen, married, economist, holder of Identity Card RG No.6.309.316-9-SSP/SP and enrolled with CPF/MF under No. 583.893.348-87; all with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A– Vila Olímpia – São Paulo/SP. Mr. Álvaro Antonio Cardoso de Souza will act as Coordinator of this Committee;

(VII) To appoint, Mr. José Luciano Duarte Penido, Brazilian citizen, married, engineer, bearer of identity card RG No. M-3.764.122 - SSP/MG, enrolled with the CPF/MF under No. 091.760.806-25, current member of the Sustainability and Society Committee, for the function of Coordinator, under the terms of art. 14, paragraph 6 of the Bylaws, with term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2017; and

(VIII) To confirm the composition of the Company's Sustainability and Society Committee, with term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2017: Mr. José Luciano Duarte Penido, above qualified; Gilberto Mifano, Brazilian citizen, married, business administrator, holder of Identity Card RG No. 3.722.086 SSP /SP, enrolled with CPF/MF under No. 566.164.738-72; and Viviane Senna Lalli, Brazilian citizen, widow, businesswoman, holder of Identity Card RG No.  7.538.713-X SSP/SP, enrolled with CPF/MF under No. 077.538.178-09; all with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia – São Paulo/SP. Mr. José Luciano Duarte Penido will act as Coordinator of this Committee.

The matters was discussed and approved by all the Directors.

[Free English Translation]

It remains to be noted that Mr. Álvaro Antônio Cardoso de Souza and Mrs. Deborah Patricia Wright meet the independence requirements established in paragraph 3 of art. 14 of the Company's Bylaws.

The members appointed herein have stated that they are not subject to a crime provided for by law that prevents them from engaging in commercial activities, especially those mentioned in §1 of art. 147 of the Brazilian Corporation Law.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees.

São Paulo, January 23th, 2017.

Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice-President; Mrs. Celso Clemente Giacometti, Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía and Viviane Senna Lalli – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 23, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer